

16013936

SEC Mail Processing Section
FEB 29 2016
Washington DC 409

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: STERN CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 LEXINGTON AVENUE, SUITE 300
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE M. STERN (212) 832-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

462 SEVENTH AVENUE (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Member

Title



Notary Public

HOLLY M. HUGHES
Notary Public, State of New York
No. 01HU6327217
Qualified in New York County
Commission Expires July 6, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN CAPITAL LLC AND SUBSIDIARY

CONTENTS

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stern Capital LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Stern Capital LLC and Subsidiary (a Delaware limited liability company) as of December 31, 2015 and the related notes to the consolidated financial statements. This consolidated financial statement is the responsibility of Stern Capital LLC and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stern Capital LLC and Subsidiary as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
New York, New York
February 25, 2016

STERN CAPITAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets	
Cash and cash equivalents	$ 155,687
Fees receivable	70,021
Prepaid expenses and other assets	16,847
Total Assets	$ 242,555
Liabilities and Member's Equity	
Accrued expenses and other liabilities	$ 83,265
Due to affiliates	73,776
Total Liabilities	157,041
Member's equity	85,514
Total Liabilities and Member's Equity	$ 242,555

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

The accompanying notes are an integral part of this consolidated financial statement.

STERN CAPITAL LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Stern Capital LLC ("Stern") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Stern is a single member limited liability company and continues until such time it is terminated. The member's liability is limited. Stern earns commissions and fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts and the rendering of consulting services.

The consolidated financial statements include the accounts of Stern and its wholly owned subsidiary, Stern Capital LTD (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Stern Capital LTD was formed on September 5, 2007 under the laws of Bermuda. Stern Capital LTD, an unregulated entity, earns fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts with foreign investors.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

b) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company and subsidiary consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Revenue Recognition

The Company recognizes fee income and related expenses when services provided are substantially completed.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believe it is not exposed to any credit risk.

For the year ended December 31, 2015, approximately 73% of the fees receivable were due from four clients.

f) Income Taxes

Stern is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes is included in the accompanying financial statements.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $46,596, which was $36,127 in excess of its required net capital of $10,469. The Company's net capital ratio was 3.37 to 1.

STERN CAPITAL LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

4. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, Stern Capital LTD.

Total assets	$ 30,774
Total liabilities	$ 20,857
Total member's equity	$ 9,917

The member's equity of Stern Capital LTD is not included as capital in the consolidated computation of the Company's net capital.

5. RELATED PARTY

The Company has an agreement with Stern Family Management, related through common ownership, for administrative expenses. As of December 31, 2015, the Company owed the affiliate $63,017.

As of December 31, 2015, the Company owed Stern Family Partners, related through common ownership, $10,759 for expense reimbursements.

6. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 25, 2016, the date the consolidated financial statement was available to be issued, that would require recognition or disclosure in the consolidated financial statement.

STERN CAPITAL LLC AND SUBSIDIARY

REPORT ON AUDIT OF CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT